SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2002

                                    ABB Ltd
               (Exact name of registrant as specified in charter)

                                      N/A
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

        Registrant's telephone number, international:+ 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                    No   X
                      ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------------





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This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated November 1, 2002, in connection with asbestos-related liabilities of its subsidiary, Combustion Engineering, Inc.










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Press Release

For your business and technology editors

ABB in talks with representatives of asbestos plaintiffs

Zurich, Switzerland, November 1, 2002 - ABB said today it was in negotiations with representatives of U.S. asbestos plaintiffs to resolve the asbestos liability of its U.S. subsidiary Combustion Engineering (CE) by reorganizing CE under Chapter 11 of the U.S. bankruptcy code.

The negotiations followed CE's and ABB's announcement last week that the expected asbestos-related costs of CE were likely to exceed the value of CE's assets, if CE's historical settlement policies were continued into the future.

ABB said the talks with the plaintiffs' lawyers concerned a so-called pre-packed Chapter 11, which includes an understanding among plaintiffs, CE and ABB with regard to the settlement of all pending and future claims.

ABB believes that Chapter 11 can provide final closure to the asbestos problem for CE and all ABB affiliates, including ABB Ltd.

The precise ultimate cost of closure remains uncertain, but ABB currently expects the cost of final closure will comprise CE's assets of US$ 812 million (as of September 30, 2002) and an additional amount in the range of US$ 300 million, payable by ABB over a period of several years.

From 1990 to the end of 2001, CE settled a total of 204,326 cases, some of them without payment, and paid out US$ 865 million to claimants.

On October 24, 2002, CE reported a 5 percent increase in new asbestos claims compared to the second quarter of 2002. Settled claims - excluding settlement in West Virginia that will be reported at year-end - rose 9 percent over the same period last year.

Claims outstanding stood at 111,000, up from 102,700 at the end of the second quarter. Cash payments were down slightly at US$ 54 million (second quarter 2002: US$ 55 million).

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For further information please contact:
Media Relations:                             Investor Relations:
ABB Corporate Communications, Zurich         Switzerland: Tel. +41 43 317 38 04
Thomas Schmidt                               Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                         USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                         investor.relations@ch.abb.com
media.relations@ch.abb.com





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ABB LTD

Date:  November 4, 2002                        By: /s/  BEAT HESS
                                                  ------------------------------
                                                  Name:  Beat Hess
                                                  Title: Group Senior Officer



                                                By: /s/ HANS ENHORNING
                                                   -----------------------------
                                                   Name:  Hans Enhorning
                                                   Title: Group Vice President